May 31, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW.

Washington, DC 20549-0306

Attention: Larry Spirgel, Assistant Director

Re:	Boston Communications Group, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed March 16, 2005

File No. 0-28432

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated May 10, 2005 regarding the above referenced filing. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K as of December 31, 2004

2. Summary of Significant Accounting Policies

Cash, Cash Equivalents and Short Term Investments, page 41

1.	Staff Comment. We note your response to our prior comment 4 and your statement that MARS are auctioned in the open market approximately every 28-35 days. Considering that you evaluate your position on these securities with predictable frequency and at known intervals, it appears that your MARS securities are generally used with the objective of generating profits on short-term differences in price. Please revise or advise.

Boston Communications Group, Inc. ■ 55 Middlesex Turnpike ■ Bedford, MA 01730 ■ Tel: 781.904-5000 ■ Fax: 781.904-5602 ■ www.bcgi.net

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Kathryn Jacobson

May 31, 2005	Page 2

Company Response. We note the Staff’s comment and advise the Staff that the Company invests in par-in and par-out MARS securities that accrue interest during the period that the securities are held. The Company purchases and sells MARS based on their interest rates. On their reset dates, MARS are always traded at par value. Hence, the Company does not purchase these investments with the objective of generating profits on short-term differences in price, as there is generally no difference in price. Between reset dates, MARS are also almost always traded at par, but the securities could be subject to a very small bid/offer spread. The Company rarely sells MARS between reset dates. The Company also has not purchased or sold a MARS for any value other than par value for at least the last eighteen months, which represents the information that is most readily available to the Company. Finally, since MARS are nearly always traded at par, the accounting is the same whether MARS are classified as trading or available for sale because there is almost no unrealized gain or loss at any time on these securities. Accordingly, the Company respectfully advises the Staff that we believe our investments are appropriately classified as available-for-sale rather than trading.

Impairment of Long-Lived Assets, page 43

2.	Staff Comment. We note your response to our prior comment 5. In appears that you have concluded that no impairment condition has occurred that would require testing of long-lived assets for recoverability. Although the timing of the loss of revenues from Verizon and Cingular were unclear as of December 31, 2004, the loss of revenues from these major customers over the next twelve months appeared to be more likely than not and could only be offset by the acquisition of comparable sized customers. Therefore an impairment condition appears to have occurred, which would necessitate a SFAS 144 impairment testing. Your impairment testing should account for estimated future cash flows to test the recoverability of the asset group over its remaining life, including any reasonable cash flows that you expect from Verizon and Cingular during that period. Refer to paragraph 18 of SFAS 144. Please revise or advise.

Company Response. We note the Staff’s comment and respectfully advise the Staff that the Company believes that an impairment condition did not occur as a result of the anticipated loss of revenues from Verizon and Cingular. While negative evidence existed as a result of Verizon’s and Cingular’s decision to transition customers off of

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Kathryn Jacobson

May 31, 2005	Page 3

bcgi’s prepaid platform and onto competing platforms, the Company considered offsetting positive evidence from increased business from existing customers like Nextel and Alltel in evaluating whether its long-lived assets may be impaired. Nonetheless, for purposes of responding to the Staff’s question and to further support the Company’s assertion, the Company has performed an impairment test as of December 31, 2004 to ensure the undiscounted estimated future cash flows from the Company’s Real-Time Billing business were sufficient to recover the carrying value of the Company’s Real-Time Billing asset group over the business’ remaining life. The significant assumptions used to perform this test include:

1)	Reasonable estimates of growth based on Nextel provided subscriber forecasts are 126% in 2005 and 20% in 2006. Growth from Nextel, the Company’s current largest customer, has nearly offset all of the lost revenues from Verizon and Cingular over the past several quarters. Nextel has publicly stated that their BOOST service, which the Company supports, went from 385,000 subscribers at December 31, 2003 to 1.2 million subscribers at December 31, 2004 and is forecasted to go to 2.2 million subscribers by December 31, 2005. The increase in average subscribers per year is approximately 215%. During the first quarter of 2005, Nextel/BOOST added 314,000 subscribers, more than 30% of their anticipated 2005 additions. The Company also assumed additional capital expenditures to support Nextel and other customers.

2)	Reasonable growth of 20% in 2005 and reduced revenue of 42% in 2006 from other carrier customers.

3)	Anticipated continuing, but declining, cash flows from Verizon and Cingular.

4)	Certain of the Company’s asset group and personnel currently supporting Real-Time Billing will be transitioned to support the Company’s other product lines.

Based on this test, we concluded that there was no impairment of long-lived assets as of December 31, 2004.

11. Segment Reporting and Discontinued Operations, page 56

3.	Staff Comment. We note your response to our prior comment 8. Tell us the goodwill amounts allocated to the Voyager Billing and Prepaid Wireless Segment. Tell us, and disclose any significant changes in the allocation of goodwill subsequent to the realignment of your reporting units. Finally, tell us why you believe it is appropriate to aggregate your Prepaid Wireless Services component and Prepaid Systems component.

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Kathryn Jacobson

May 31, 2005	Page 4

Company Response. We note the Staff’s comment and advise the Staff that as of December 31, 2004, the Billing and Transaction Processing Services (BTPS) operating segment had all the Company’s goodwill assigned to it. Within the BTPS operating segment, the Voyager Billing component had allocated goodwill of $3,112,000 and the Prepaid Wireless Services component had allocated goodwill of $1,641,000. There was no goodwill assigned to the Prepaid Systems component.

There were no significant changes in the allocation of goodwill subsequent to the realignment of the Company’s reporting units.

As of and for the nine months ended September 30, 2004, the Prepaid Systems component accounted for only 3% of consolidated revenues, 2% of consolidated net income and <1% of consolidated assets. During September 2004, the Company announced the closing of its Oklahoma facility which housed almost all of the operations of the Prepaid Systems business and began to integrate all of those responsibilities into Massachusetts, which is the primary operating location of its BTPS business. Within a few months, the Massachusetts office had assumed all of the responsibilities of the Prepaid Systems business. As a result, the sales, development, integration maintenance and support functions as well as the fixed assets were no longer tracked as a separate business starting in the fourth quarter of 2004. In addition, the Company is now offering Real-Time Billing (prepaid wireless) for sale to customers, on either a licensed basis or a managed services basis, depending on the customer’s needs. Previously, when the licensed product was supported from our Oklahoma facility, it was on a separate software platform that prevented us from offering it along with our managed services offering. Since the software has been converged, the Company stopped tracking all of the Prepaid Systems costs separately as a segmented business in the fourth quarter of 2004. Based on all of these factors, standalone financial statements of the Prepaid Systems business were not presented to the chief operating decision maker for the quarter ended December 31, 2004.

As a result of the Prepaid Systems component’s insignificance to the consolidated Company, the transition of our Prepaid Systems business to Massachusetts in order to complete our plan to realign our segments in the first quarter of 2005, and the fact that

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Kathryn Jacobson

May 31, 2005	Page 5

standalone financial statements of the Prepaid Systems business were not presented to the chief operating decision maker for the quarter ended December 31, 2004, we did not believe it was meaningful to show Prepaid Systems as a separate segment for the fourth quarter of 2004. We respectfully advise the Staff that based on these factors we believe it was appropriate to aggregate the Prepaid Systems component and Prepaid Wireless Services component as of December 31, 2004.

Please do not hesitate to contact me if you have any further questions or comments. The Company has sent a courtesy copy of this letter to Kyle Moffatt of the Commission’s staff.

Very truly yours,

Boston Communications Group, Inc.

	By:	/s/ Karen A. Walker
Karen A. Walker, Chief Financial Officer
Cc: Kyle Moffatt